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04012493

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Khmelnitskoblenergo

*CURRENT ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4996 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ddv

DAT : 2/4/04



KHMELNITSKOBLENERGO

Annual Report 2002

OUR CUSTOMERS ARE THE MOST VALUABLE ASSET OF THE COMPANY

Electricity supplying company Khmelnitskoblenergo OJSS was established in 1995 in the course of corporatization of the energy companies of Ukraine (transformation of former state enterprises into joint stock societies) which was stipulated by the Decree of the President of Ukraine "On Structural Redesign of the Energy Sector of Ukraine".

The Company's main goal is earning profit by means of complete satisfaction of electricity customers' needs, provision of the balance between volumes of electricity purchased from the wholesale electricity market and those supplied to electricity customers, attainment of 100% settlements for electricity, arrangement of operation and development of networks in such a manner that secures sound provision of services.



TABLE OF CONTENT

The Company is striving to achieve the European Pattern of Business Excellence:

satisfied CUSTOMER +
satisfied STAFF +
satisfied ELECTRICITY GENERATOR +
satisfied SHAREHOLDER +
satisfied SOSIETY.

In 1998 Shpak Oleksandr Leonidovych was elected the Head of the Company's Board. Under his charge the electricity supplying company Khmelnitskoblenergo fully completed the stage of making, became one of the powerful business entities of Khmelnitskiy Region capable to implement effective policy under market economy conditions. The Company's activity is remarkable for its positive dynamics.

Due to financial and business performance the Company was included in the rating of the 100 best joint stock societies of Ukraine (TOP-100) in 1997, 1998, 2000 and 2002. In 1998 the Company was rewarded with the Platinum Star of Excellence. In 2002 the Head of the Company's Board Oleksandr Shpak became finalist of the contest for the title of the leader of fuel and energy sector of Ukraine. He also was rewarded with the title of the Honorable Specialist of the Energy Sector according to the Decree of the President of Ukraine, with international reward "Gold Mercury" for his efforts for the purpose of economy improvement. Besides, Mr. Shpak was declared the best tax payer of Khmelnitskiy Region that was one of the titles rewarded to the winners of "Person of the Year – 2002" competition.

The Company is currently implementing certification of its operation and services quality control system to provide its conformity with ISO-9002 standards.

1. MAIN INDICATORS OF TECHNICAL AND ECONOMIC PERFORMANCE

Composition of Electricity Useful Output of OJSS ESC "Khmelnitskoblenergo" in 2002


1.11%
0.04%
12.13%
7.55%
12.22%
27.15%
26.18%
8.75%
0.58%
4.30%
Industrial Customers with connected capacity 750 kVA and above
Industrial Customers with connected capacity below 750 kVA
Electrified Railroad Transport
Electrified City Transport
Non-Industrial Customers
Agricultural Producers
Residential Customers
Residential Settlements
Electricity Transit
Other Licensees

Items	Units of Measurement	1999	2000	2001	2002
Electricity Useful Output	mln kWh	1765,5	1671,9	1604,2	1474,87
Electricity Sale Revenue	000 UAH	183546	198824	220257	228936
Net Revenues	- " -	196989	232639	264634	274824
Production Cost	- " -	179233	191099	240752	217424
Gross Income	- " -	225	-2507	-22969	5350
Equity	- " -	164365	161985	139009	144249
Assets	- " -	249418	276172	299200	314256
Receivables	- " -	75042	80519	94105	100312
Current Liabilities	- " -	84827	114187	160191	170007
Average Number of Employees	persons	2970	3157	3485	3575
Average Monthly Wages	UAH	335	429	561	575
Common Stock	000 UAH	33638	33638	33638	33638
Face Value per Share	UAH	0,25	0,25	0,25	0,25
Number of Shares	units	134551360	134551360	134551360	134551360

2. MESSEAGE FROM THE HEAD OF THE BOARD



Dear Friends!

Accept my best wishes. Let your creative ambitions and intentions come true. Prosperity and welfare to you.

How does electricity supplying company Khmelnitskoblenergo OJSS, one of the most important links of the energy sector and national economy of Ukraine, responsible for provision customers situated in Khmelnitskiy Region with electricity and maintenance of proper financial condition of all participants of the technological process of creation of kWh of electricity, feel under current conditions of market economy? Power supply company as terminal link in the process of obtaining final result of electricity purchase - funds necessary to cover labor and material cost incurred by members of the Wholesale Electricity Market (WEM) is responsible for proper operation and development of coal mines and power generation companies, filling of budget and, in a broader context, for society development.

The Company is insistently moving out of the situation under which it forces to survive towards conditions under which the Company is capable to implement the strategy of positive achievements and gain positive investment image both in Ukraine and in the world.

The strategy of the Company has drastically changed. Now the main high-priority target for the Company is provision of professional sales of electricity as marketable commodity. Ukrainian educational institutions train very few qualified specialists in electricity marketing as well as electricity trade managers and agents. Training and retraining of specialist in these unique fields are currently arranged by the Company through its own efforts and via conclusion of corresponding agreements with institutions of technical high education .

The Company's main activity is directed at provision of quality services to electricity customers located in Khmelnitskiy Region. The Company's customer base includes above 500 thousand residential customers and nearly 10 thousand legal entities the largest part of which is constituted by agricultural and industrial consumers. The Company is capable to provide the region with electricity reliably and trouble-free. In total energy balance of Ukraine electricity distributed and supplied by the Company made up 1,5%. Useful electricity output amounts to 1466 mln kWh (2002).

The powerful energy equipment operated by the Company comprise electricity distribution networks with voltage of 110, 35, 10-0,4 kV and total extension of over 35 thousand kilometers, transformer substations amounting to 7060 units with total capacity of 3052 MVA, production premises and social infrastructure facilities for provision of services to the Company's staff.

The rehabilitation of electricity distribution networks providing their high technical level and modernization of operation equipment are stipulated by the Investment Program of the Company.

The Company's key tasks and ways of their solution have drastically changed that was caused by necessity to provide orientation at successful conduction of business under market economy conditions. The basics of the Company's strategy are:

1. Maximum satisfaction of the customers' interests taking into account the fact that the customers can be potential investors for the energy sector.

Re-conceptualization of the Company's priorities has proved that settlements for electricity depends on kindly relations with and proper attitude towards the customers. They are a guarantee of success of the Company. Therefore, the management of the Company finds financial possibilities to provide the customers with high services.

In particular, the Company established a service center in the city of Khmelnitskiy which is unique in Ukraine in terms of variety of provided services and equipage. Service centers of this kind are scheduled to establish in all districts of the region.

2. Provision of the balance between volumes of electricity purchased from the WEM and those supplied to the customers.

In each of the Company's subdivisions of regional electricity networks there were established energy supply departments keeping own records which provide possibility to control electricity utilization and settlements in all consumers' groups on per feeder basis by means of employment of modern metering equipment and electronic meters with high accuracy of control.

3. Provision of 100% settlements for electricity purchased from the WEM and supplied to customers.

Measures undertaken by the Company in order to provide full payments from electricity customers for consumed electricity and from the Company to the WEM for purchased electricity, gradual redemption of the Company's accounts receivable and payable comprise reorganization of the Direction on Marketing Issues in order to improve its operation, establishment of new progressively oriented departments such as analytical department, information technologies department, methodology and marketing issues department, energy audit and metering department, economic safety department.

As a result, payments for electricity were as much as 97,0 % from electricity cost in 2002. This achievement is even more remarkable if one takes into account the fact that the Company did not perform any barter operations in 2002. Payments for electricity purchased in the WEM reached 93,6 % that is by 16% more than corresponding payments of the Company in 2001.

4. Operation and development of the networks for the purpose of provision of quality and reliable electricity supply to customers.

In spite of the lack of funds caused by the undue payments from the customers for consumed electricity, non-availability of external sources of investments, the Company performs modernization, reconstruction and rehabilitation of its electricity networks, electric equipment and manufacturing premises. For this purpose the Company spent about 20 mln hryvnias in 2002.

5. Provision of high quality services and their certification in order to secure conformity of the services with international standards.

The Company together with the experts of Derzhstandard (State Standards Office of Ukraine) performs measures to certify the system of control over quality of works and services to provide their conformity with international standard ISO-9002 that will enable to raise the quality of provided services up to the level provided by European energy companies.

The main difficulties that the Company face at present in the process of its business activity are:

- availability of above-normative electricity losses which mainly originated by their nature from commercial electricity losses caused by non-metered electricity consumption (violation of the Rules of Electricity Utilization by consumers, thefts and other reasons),

- low solvency of electricity customers and deficient payments from their side for consumed electricity,

- deficient tariff policy in the energy sector that causes making of preoccupied decisions in the course of retail tariffs formation for particular regions without taking into consideration the peculiarities of their development and the structure of the regions' economy,

- disasters, especially glazed frost, which last took place in 2000-2001 and led up to destruction and damage of aerial electricity distribution networks, networks' supports, transformer substations;

- thefts of assets at energy objects such as wires, transformers and other electric equipment that resulted in considerable financial losses.

The year 2002 was the watershed in attaining by the Company the positive results in its business performance. These results are as follows:

the Company fully redeemed its wage and budget indebtedness,

the Company's business operations became profitable: net profit of 5350 thousand hryvnias was earned, main financial indicators were improved;

settlements for electricity were improved;

The Company undertakes a number of long-term effective measures aimed at reduction of above-normative electricity losses which are one of the main problems of the energy sector, at improvement in reliability of electricity supply to the electricity customers located in the region. These measures are introduction of Automated System of Commercial Metering of Electricity Consumption (ASCMEC) as well as measures implementing according to the complex Program of Reduction of Electricity Technological Losses and the Investment Program.

Since 2000 the Company has been participating in the Program of Issue of American Depositary Receipts being one of the way for the Company to enter the world stock market. Within this Program the Company is cooperating with US Securities and Exchange Commission and the Bank of New York.

The Company is improving its corporate management procedures. It has established close relations with its shareholders, the State Property Fund of Ukraine (state body authorized to manage the state-owned corporate rights in the Company), the State Commission on Securities and Stock Market of Ukraine, the PFTS (Stock OTS Trading System).

The Company's general meeting of shareholders made a decision to pay dividends at the expense of 40% of the net profit earned in 2002.

The Company's Board all the time cares for development of social infrastructure facilities. For the purpose of improvement of social conditions for employees and their families the Company supports operation of the health and recreation center "Apple Orchard" with children's camp working in summer time, canteen, kindergarten, sport and amateur art groups. The Company improves housing conditions for its employees to make them interested in working for the Company.

The Company pays special everyday concern to veterans of the energy sector by providing them with free-of-charge recreation, additional funds, housing and other services.

Best regards,
Head of the Board of
OJSS ESC "Khmelnitskoblenergo"
O.L. Shpak

Full Name:
The Open Joint-Stock Society Electricity Supplying Company "Khmelnitskoblenergo"
Short Name:
OJSS ESC "Khmelnitskoblenergo"
Identification Code:
22767506
Legal Address:
Ukraine, 29016, the city of Khmelnitskiy, Khranovskiy Str, 11 A
State Registration:
Executed by Khmelnitskiy City Executive Council as of June 1, 1999 # 0140
Settlement Account:
26001010375 at Lviv District Division of JSC WUCB of the city of Khmelnitskiy, identification code 315654
Identification Taxpayer Code:
227675022258
Phone (0382) 78-78-59, Fax (0382) 72-61-59.

3. COMPANY PROFILE



The Company has the following licenses:

1. For electricity transmission through regional (local) electricity distribution networks on the territory where those networks are located (Khmelnitskiy Region).
2. For electricity supply at regulated tariff on the territory where Khmelnitskoblenergo's regional (local) electricity distribution networks are located (Khmelnitskiy Region).
3. For electricity generation.
4. For design of engineer networks and electricity distribution networks, electric equipment.
5. For construction activities.
6. For designing, mounting, technical servicing of fire protection equipment and heating systems.
7. For provision of services on carriage of passengers and cargoes by automobile transport.
8. For medical aid.
9. For provision of professional educational services.

OJSS ESC Khmelnitskoblenergo was established as open joint-stock society in the course of its corporatization stipulated by the Decree of the President of Ukraine as of April 4, 1995 "On Structural Redesign of the Electric Energy Sector of Ukraine" and the Decree of the Ministry of Energy and Electrification of Ukraine as of August 17, 1995 # 157 by way of reorganization of state electricity supplying enterprise "Khmelnitskoblenergo" into state-owned join stock society "Khmelnitskoblenergo". In 1999 the Company was renamed into open joint-stock society electricity supplying company "Khmelnitskoblenergo" which is an assignee of all rights and obligations of its predecessor, being the legal entity performing entrepreneurial activity and the company of strategic importance for Ukraine.



The main goal of the Company's activity is earning profit via performing such main Company's activities as distribution and reliable supply of electricity to the customers located in Khmelnitskiy Region in compliance with provisions of concluded contracts at the tariffs regulated in accordance with existing legislation under conditions of operation of the Interconnected Energy System of Ukraine.

OJSS ESC Khmelnitskoblenergo is one of the most powerful electricity supplying companies located in the western part of Ukraine. The Company's statutory fund amounts to 33637,8 thousand hryvnias. 70% of the Company's statutory fund is in state ownership. At the moment the Company is in the course of privatization and allocation of the first issue shares.

The Company's high liquid shares are under circulation from June 1997 and were traded via their preferential sales to the Company's employees, through certificate auction, stock exchange, PFTS (Stock OTS Trading System of Ukraine).

In 1998-1999, 2002 the Company's operations were profitable. Part of the earned profit was spent, in compliance with the decision made by the Company's shareholders general meeting, to pay dividends to the Company's shareholders and to meet economic and social needs of the Company's employees. In 2000-2001 the Company suffered financial losses caused by natural disasters, non-payments for electricity from customers, especially residential ones, which reached their critical level, deficiencies in tariff formation policy and non-metered electricity consumption being the reason for considerable above-normative electricity losses.

The Company occupies the territory with the area of 234 hectares in the cities of Khmelnitskiy, Kamianets-Podilskiy and district administrative centers of Khmelnitskiy Region.

The Company is in joint-stock ownership.

Local system of distribution and supply of electricity to the customers located in the region consists of electricity distribution networks with extension of above 35 thousand kilometers, transformer substations with voltage of 110/35/10 kV and total installed capacity of 1729 MVA, transformer substations with voltage of 10/0,4 kV and total installed capacity of 1323,2 MVA. The book value of these assets amounts to 141 mln hryvnias. The Company's assets also comprise two hydro power stations with total installed capacity of 1165 kW which were transferred under lease in order to attract investments for their rehabilitation.


ДИПЛОМ



In January 2000 OJSS ESC Khmelnitskoblenergo entered the world stock market. US Stock and Securities Commission registered the Program of American Depositary Receipts for the Company's shares. The Company also concluded the Depositary Agreement with the Bank of New York and beneficiary owners with regulates issues concerning the issue of the American Depositary Receipts.

In order to solve the most important problems that the Company face and attain positive business results the Company initiated starting from 2000 its structural reorganization with the main accent made on establishment of modern system of management and arrangement of electricity sale procedures. In the course of the Company's structural reorganization:

- separate directions responsible for different activities were established that enabled to reduce the number of management departments, to heighten their role in provision of and responsibility for attainment of ultimate results of business operations;
- energy supply divisions were reorganized into the Direction on Marketing Issues being the completely new subdivision in terms of content of its operations and ideology of electricity sales;
- financial and economic issues department was reorganized in order to give new push to business operations and make them profitable;
- economic safety and energy audit departments were established to perform control and analyze above-normative electricity losses in particular those caused by non-metered electricity consumption. The creation of these departments led up to positive effects;
- line energy supply subdivisions keeping their own records were established. These subdivisions are equipped with modern metering equipment enabling the Company to apply optimal balance between electricity input and output on the basis of their metering as well as to forecast and control electricity output;
- the service center was opened to provide services to the customers located in the city of Khmelnitskiy that corresponds to the modern patterns of business practice. This center is unique one in Ukraine. Its creation established the baseline for establishment of such centers in all districts of the region;
- the Company expands its material and technical assets via purchasing of automobile transport and computer equipment, reorganization of the premises where the Company's energy supply subdivisions are located into the centers of provision of high services.







Science and technical inventions made by the Company's staff has proved their competitiveness in the energy equipment market and are popular among specialists of the energy sector of Ukraine. Such inventions particularly include mobile packaged laboratories for testing current and voltage transformers; voltage transformers of 6-35 kV capable to provide higher reliability of metering under emergency modes, current transformers (for verification) with accuracy rating of 0,05 (0,02).

The Company maintains partnership relations with all business partners: with enterprises producing electrical equipment (Kyivprylad, Novator, Ukrelectroaparat JSC), design and research institutes (Kyiv Institute of Automatics, Khmelnitskiy Technological University "Podillia", Lvivska Politechnika, Ukrsilenergoproyekt). The Company is the member of the Association of Energy Companies "Industrial Reserve and Investment Fund of Development of Energy Sector, Ukrainian Association of Enterprises and Entrepreneurs, Science and Technical Association of Specialists of Energy Sector, All Ukrainian Energy Committee.

The Company all the time performs charitable and sponsor activity. Within the all Ukrainian action "Mercy" the Company has provided assistance to the orphan home "Babies", children homes, nursery schools, associations of war and labor veterans, the hospital for the participants of the Great Patriotic War, homes for the old, hospitals, charitable funds.

4. MANAGEMENT BODIES AND STAFF

The Company is managed by the Shareholders' General Meeting, the Supervisory Board, the Auditing Committee and the Company's Board.

The members of the Supervisory Board are the participants of the state body authorized to manage state-owned corporate rights (the Ministry of Fuel and Energy of Ukraine), the State Property Fund of Ukraine and Khmelnitskiy Regional State Administration:

Head of the Supervisory Board –
Lysenko Grygorii Ivanovych

Members of the Supervisory Board are as follows:

Yatskevych Stanislav Volodymyrovich

Rogov Volodymyr Mitrophanovych

Kostenko Vadym Pavlovych

Ganzha Tamara Oleksandrivna

Sokolova Olena Yevgeniyivna

Sokolskii Mykola Grygorovych.

Members of the Supervisory Board without the right to vote are as follows:

Kovalchiuk Valerii Vasyliovych.

Members of the Auditing Committee:

Head of the Auditing Committee –
Tarasova Marina Mykolayivna

Members of the Auditing Committee are as follows:

Polonevych Larisa Mykhailivna

Polomariova Iryna Mykhailivna.

The Company has centralized organizational structure within which the Company's business operations are arranged and managed. This organizational structure is approved by the Supervisory Board. ***The Company is chaired by the Head of the Board - General Director*** **Shpak Oleksandr Leonidovych.**

The management bodies of the Company comprise five executive directions:



- executive direction on technical issues - responsible for coordination, planning and control of operation activity including electricity distribution and supply, technical maintenance of electricity distribution networks, electric equipment, manufacturing buildings and facilities. The direction is head by the first deputy head of the Board, director on technical issues – Glovatskiy Yakov Panteleyovych;
- executive direction on finance and economics issues – responsible for arrangement of financial and operation activity, analysis and planning of activity, provision of profitable operations. The dir ection is head by the member of the Board, executive director Irkhin Sergiy Ivanovych;
- direction on marketing issues – responsible for arrangement of energy supply activity, settlements for supplied and purchased electricity. The direction is head by the member of the Board, director Kravets Boris Vasyliovych;
- executive direction on electricity distribution networks – responsible for operative and current management of the 22 subdivisions of district electricity distribution networks (DEDNs) with regard to operation and maintenance of electricity distribution networks with voltage of 0,4-10 kV. The direction is head by the executive director Mukha Oleksandr Gnatovych;
- executive direction on staff and social issues – responsible for staff policy, audit activity, social provisions to the staff, security issues. The direction is head by the member of the Board, executive director Vasheniak Oleksiy Ivanovych.





About 3800 employees are working to solve the problems that the company faces. The staff mainly has degrees in engineering and economics. High professional and qualification level of the staff enables the Company to solve successfully all the problems of nowadays. From the total number of employees 17,8% has higher education, 36,7% - technical secondary education. In total the educational level of the staff in 2002 grew in comparison with 2001.



Composition of the staff according to positions taken in the Company is as follows:

- technicians - 2603 people (68,6%)
- specialists - 631 people (16,6%)
- managers - 507 people (13,4%)
- officers - 53 people (1,4%).

Composition of the staff according to their age is as follows:

- up to 30 years old - 848 people (22,4%)
- from 30 to 50 years old - 2102 people (55,4%)
- from 50 years old and more - 844 people (22,2%).

When recruiting the staff the Company arranges tenders and chooses the candidates based on their business capabilities and working experience.

The important factor influencing development of the Company's staff is availability of the system of professional training, retraining and improvement of professional qualification of the Company's employees in particular of the young ones. This system is arranged on the basis of the training facilities owned by the Company as well as on the basis of educational institutions and via arrangement of workshops.

It should be noted that considerable improvement in qualification level of the staff and growth of the number of employees participating in the process of training were achieved in 2002. The Company is financing training of 164 people in high education institutions of different levels of accreditation; in-service training of 108 people in the fields of energy sector, management, accounting and audit, computer sciences. 438 people were skilled in new professions.



In the company there are training facilities that operate on a permanent basis. 322 people including foremen, electricians and inspectors were trained on the basis of these facilities.

In addition the Company constantly implements procedures of operative nature: field meetings on know-how issues, selector meetings on marketing issues, meetings on engineering issues, regular workshops for the lawyers of the Company, emulation for line technician staff teams.

5. ORGANIZATIONAL STRUCTURE


Shareholders General Mee
Supervisory Board
Advisor to the Head of the Board
Head of the Board - General Director
First Deputy Head of the Board
Executive Director on Technical Is
Operation and Technical Department
Metering Devises Repair Workshop
Central Dispatch Department
Capital Construction Department
Automatic Control Systems Department
Metrology Department
Energy Audit and Electricity Metering Department
Executive Director on Economic and Finance Issues
Deputy Executive Director on EFI - Chief Accountant
Accounting Department
Finance Department
Salaries and Wage Payments Department
Economic Planning Department
Director on Marketing Issues
Deputy Director on Marketing Issues
Deputy Director on Marketing Issues
Energy Supervision Department
WEM Operations and Centralised Settlements Department
Energy Supply Department
Distribution and Control Department
Information Technologies Department
Analytical Department
Marketing Research and Methodology Department
Executive Director on Distributio Networks
Deputy Executive Director on DN
Deputy Execu Director on
Distribution Networks Automation Department
Distrib Netw Depa
Design and Construction Bureau
Separated Subdivisions - DEDN
Separated Subdivision - Starosiniavka CRW
Northern High-Voltage Networks - Separated Division
Southern High-Voltage Networks - Separated Division



Auditing Committee
Executive Director on Staff, Welfare and Social Issues
Deputy General Director on Labour Safety Issues
Security Department
Director on Commercial Issues
Staff Department
SSD HRC "Apple Orchard"
Training Complex
Labour Safety Department
Economic Safety Department
Commercial Department
Legal Issues Department
Mechanical Means and Vehicles Department
Control and Audit Department
Clerical Office
Stock Department
Civil Defence Staff
Secret Service Office

5. ORGANIZATIONAL STRUCTURE

As of January 1, 2003 the Company includes 26 separated divisions having no status of legal entity and performing their operations in compliance with provisions of their charters:

-Khmelnitskiy Northern and Southern high voltage electricity transmission networks which operate networks with voltage of 35-110 kV and transformer substations with voltage of 35-110 kV located correspondingly in northern and southern parts of Khmelnitskiy Region. The subdivisions are headed by executive directors Kalinin Valeriy Veniaminovych and Nagornyy Pavlo Demianovych;

-22 district subdivisions of electricity distribution networks (DEDNs) arranged according to territory of location in each district of Khmelnitskiy Region;

-Starosiniavka Depot of Centralized Repairs;

-Health and Recreation Center "Orchard Garden".

Letichivsk DEDN comprises Medzybisk Depot of Centralized Repairs of Equipment.

The Company's employees are allocated by the Company's divisions as follows:

Khmelnitskiy Northern high voltage electricity transmission networks – 274 people;

Khmelnitskiy Southern high voltage electricity transmission networks – 447 people;

Management – 426 people;

DEDNs - 2523 people;

H&RC "Orchard Garden" - 21 people.

Management of the Company chaired by the Head of the Board all the time makes efforts to improve organizational structure of the Company. Within the process of reorganization former Direction on Energy Supply Issues was reorganized into Direction on Marketing Issues that more corresponds to modern patterns of business practice and capable to provide with proper quality services on electricity supply and collect full and timely payments for supplied electricity. The Direction on Marketing Issues consists of information technologies department, analytical department, methodology and marketing department, distribution and control department, energy consumption control department and others.

The Company reorganized its finance and economic departments, changed their organizational design and strategy of achievement of main targets including decrease of non-substantiated costs, earning profits and expansion of financial flows.

Crucial point in improvement of operation practice applied in the DEDNs is turning to establishment of line electricity supply departments (so called mini electricity supply departments) which are responsible for electricity balancing and supply.

6. DISCRIPTION OF BUSINESS

Peculiarities of conditions under which electric energy sector operates that include constant, trouble-free and balanced generation and supply of electricity in the Interconnected Energy System of Ukraine determine business practice applied by OJSS ESC "Khmelnitskoblenergo".

Main operations of the Company which is a member of the Wholesale Electricity Market of Ukraine (Energymarket) comprise purchase of electricity for a purpose of its supply to electricity customers at regulated tariff by means of technical facilities – local electricity distribution networks in compliance with provisions of concluded contracts .

Results of the Company's business operations depend on wholesale market price at which electricity is purchased from Energymarket, demand on electricity, availability of fuel at power generation plants, paying capacity of customers, condition of economy of Khmelnitskiy Region, technical condition of production purpose fixed assets of the Company.

Useful electricity output by the Company also depends on seasonal changes: in autumn and winter electricity consumption and system load grow that causes increase in electricity shortage and cutoffs.

Electricity distribution and supply to the customers located in Khmelnitskiy Region are main services provided by Khmelnitskoblenergo.

Main targets that the Company pursues when performing its business activity are earning profits and maximization of cash collection from electricity customers that is crucial factor in provision of the Company's profitability, stable wage payments to the Company's employees, budget payments and availability of funds necessary to replace depreciated fixed assets of the Company. If the Company pays in full in compliance with payment procedures determined by the rules of the wholesale electricity market, the Company is entitled to obtain to its current accounts up to 40%-share of the funds transferred by the customers to the Company's distribution account.

Composition of electricity output by OJSS ESC "Khmelnitskoblenergo" for the Years 1996-2002


Electricity generation and distribution cost, 000 UAH.
250000
200000
150000
100000
50000
0
155
1173
3124
8985
3839
2069
1804
120137
123048
91926
177990
194985
218188
226113
1996
1997
1998
1999
2000
2001
2002
To own consumers
Transit

The Company chose and tended to implement the course of action aimed at diversification of business. The actions in this direction taken by the Company include exploration of new and expansion of existing business activities in compliance with provisions of obtained licensees, efficient utilization of financial assets in particular obtaining of credits, optimization of tax payments, restructuring of debts that enable the Company to attract additional funds.

Stable trend of decrease in electricity output reflects unstable condition of the regional economy, decrease in scale of operations of industrial and agricultural customers, reduction of the electricity supply limits caused by non-payments for electricity from the customers, considerable above-normative electricity losses.

Composition of Electricity Useful Output by Groups of Customers for the Years 1996-2002


Useful Output to Own Customers, 000 kWh
1996
1997
1998
1999
2000
2001
2002
Industrial Customers with connected capacity 750 kVA and above
Industrial Customers with connected capacity below 750 kVA
Electric Urban Transport
Reimbursement of Other Licensees' Expenses
Non-Industrial Customers
Agricultural Customers Producers
Residential Customers
Residential Localities
Transit
Electrified Railroad Transport

Electricity Balance of OJSS ESC "Khmelnitskoblenergo" for the Years 1995 - 2002


Electricity Transferred to Networks of OJSS ESC "Khmelnitskoblenergo", mln kWh
2248
2047
1931
1883
1765
1672
1604
1475
416
439
451
432
524
532
642
606
1995
1996
1997
1998
1999
2000
2001
2002
Technological Electricity Losses
Useful Output

Electricity sales on the contrary grow due to increase of the electricity retail tariffs.

Statistics on electricity supply both in physical and value terms for the past three years are presented below:

2000

electricity supply -

1484,88 mln kWh - 194985 thousand hryvnias (own consumers)

electricity transmission -

187,0 mln kWh - 3839 thousand hryvnias (transit)

2001

electricity supply -

1469,48 mln kWh - 218188 thousand hryvnias (own consumers)

electricity transmission -

134,73 mln kWh - 2069 thousand hryvnias (transit)

2002

electricity supply -

1402,89 mln kWh - 226113 thousand hryvnias (own consumers)

electricity transmission -

63,4 mln kWh - 1804 thousand hryvnias (transit).

Information on main markets and customers

OJSS ESC "Khmelnitskoblenergo" supplies electricity to consumers located in Khmelnitskiy Region in compliance with provisions of licenses on different activities and contracts on electricity utilization concluded with entities performing entrepreneurial activity and individuals.

Main electricity customers of the Company are as follows:

- industrial customers - 40,4%
- residential customers – 28,5 %
- non-industrial customers - 12,8%
- agricultural customers - 7,9%.

Composition of Electricity Distribution Cost for ESC "Khmelnitskoblenergo" for the Years 1996-2002



Electricity Distribution Cost, 000 UAH.
250000
250000
200000
150000
100000
50000
0
1996
1997
1998
1999
2000
2001
2002
Purchased Electricity
Fixed Cost

In addition the Company performs transit of electricity owned by independent supplies amounting to 4,3 % from the Company's useful output through electricity distribution networks owned by the Company.

In compliance with requirements of the Law of Ukraine "On Electric Sector" as of July 06, 2000, and also due to measures implemented by the Company to improve cash settlements for electricity with debtors in 2002 the Company collected payments for supplied electricity amounting to 222050 thousand hryvnias or 97% of total electricity cost incurred in this year. Of those payments 100% were collected in cash that exceeded by 3% collection rate reached in 2001.

Electricity Input into Electricity Distribution Networks of OJSS ESC "Khmelnitskoblenergo" in 1996-2002



mln kWh
3000
2500
2000
1500
1000
500
0
28,162
86,059
71,815
2457,282
2296,708
2134,151
1999,804
1992,676
2106,229
2017,444
1996
1997
1998
1999
2000
2001
2002
Electricity Input for Own Customers
Transit of Electricity

The Company supplies electricity to customers at regulated tariff. The state body that is responsible for tariff policy is the National Electricity Regulatory Commission (NERC). The currently effective methodology does not take into consideration peculiarities of operation of different regional energy systems that causes increase in tariff levels in the regions where there are extended networks and customers that consume less electricity in comparison with consumers located in industrial regions. That's why the Company in order to protect the interests of electricity customers is looking for the ways to decrease retail electricity tariffs. Within these efforts the Company moved a proposal to set unified electricity retail tariffs differentiated by categories of consumers via differentiation of electricity wholesale purchase price.

Main Factors Influencing the Issuer Activities

Groups of Factors	Description of the Related Problems	The extent of Influence upon the Issuer's Activity			Changes that are supposed to affect the Company
		inconsiderable	moderate	essential	
Political	Unstable political situation in the power industry, gaps in energy and tax legislation			X	Improvement of political situation, effective changes in tax and energy legislation
Financial and Economic	shortage of current assets, large receivables and payables, imperfect tariff regulation policy, non-payments for electricity			X	Debt restructuring, improvement in the tariff regulation policy in the energy sector, in funds' distribution procedures, creation of reserve funds
Production and Technological	Depreciated fixed assets (more than 50%), lack of investments necessary for development and improvement of production, technological electricity losses in excess of the standard ones			X	Attraction of investments for production development
Social	Insolvent consumers, non-metered electricity consumption, thefts of distribution networks and electric equipment			X	Solution of social problems in the country, strengthening of control over electricity consumption and thefts of distribution networks from the side of law protection bodies
Ecological	Emergency situations caused by natural casualties		X		High availability to resist natural casualties by technical means

Main electricity debtors of the Company as of January 1, 2003 are as follows:

- agricultural customers - 37038 thousand hryvnias
- utilities - 21682 thousand hryvnias
- industrial customers - 14386 thousand hryvnias
- residential customers - 9020 thousand hryvnias
- state budget - 5130 thousand hryvnias
- other categories of customers - 5085 thousand hryvnias

Information on market competition

OJSS ESC "Khmelnitskoblenergo" takes monopolistic (dominating) position on the electricity market. The Company performs 87 % of its total electricity supply in Khmelnityskiy Region.

In 2002 the Company increased its market share in comparison with 2001 at the expense of reduction of the market shares of the Company's competitors the main of which is State Enterprise "Southern-Western Rail Road" whose market share is currently equal to 8 %.

Independent suppliers performing 4,3% of the regional electricity supply are Novosvit CJSS and Sibeks LTD.

7. BUSINESS PERFORMANCE

7.1.OPERATION ACTIVITY



Electricity supply and distribution to the customers are performed in compliance with provisions of effective legislation: the Law of Ukraine "On Electric Sector", Conditions and Rules of Licensed Activity, Rules of Electricity Utilization, Rules of Laying Out of Electric Devices, other normative documents within the three stages:

- I stage - electricity is transferred into the Company's electricity networks via electricity networks connecting the Company with neighboring regions;
- II stage – electricity is transferred into the district electricity networks via electricity networks connecting neighboring districts;
- III stage – electricity is supplied to the customers.

For commercial electricity metering within the I-st stage 55 units of metering devices are used of which 31 units have been replaced with electronic meters with accuracy rating of 0,5.

Commercial electricity metering within the II-nd stage is secured by 269 units of electricity meters of which 36 units are electronic meters with accuracy rating of 0,5 and the remaining ones are induction meters with accuracy rating of 2,0.

For commercial electricity metering within the III-rd stage 575862 units of meters are used OF which 300 are electronic ones whose accuracy rating varies from 0,5 to 1,0 and also automatic system of commercial electricity metering (ASCEM) built on the basis of 46 sets of intellectual electricity meters.

Information on electricity consumption within I-st and II-nd stages is reported by duty staff of substations three times a month with its following verification via reading information from meters by the staff of operative dispatch department (ODD) and metrology division of high voltage departments.



In addition, the staff of central dispatch division each month calculates balance on electricity input and output within the I-st and II-nd stages of commercial electricity metering. Control of modes is executed centrally via operative and dispatch divisions. Operative dispatch telemetry information is collected and processed via corporate network. System of telemetry, supervisory indication and dispatch telecontrol of substations are based on the system "Granite".

Information collected by the system of electricity commercial metering within the III-rd stage is transferred to the marketing divisions via submission reports on electricity consumption by industrial and agricultural customers.

The Company developed the Conception of building up the system of control over electricity consumption with utilization of electronic communication system and modern software. Via its own efforts the Company developed and introduced computer systems Abon-yur (for non-residential customers) and Abon-pobut (for residential customers) which enable to perform operative and reliable metering of supplied electricity and collected payments for electricity by individual electricity consumers.

The Company improves procedures of providing services to residential customers in particular by introduction of electricity settlements with utilization of the bills composed on the basis of data collected from electricity electronic meters.

Control over reliability of transferred data is performed by the staff of the Direction on Marketing Issues of the Company.

Replacement of induction meters with accuracy rating of 2,0 with electronic ones with accuracy rating of 0,5 - 1,0 and introduction of ASCEM are measures that are currently performing in compliance with provisions of the long-term Program on Reduction of Electricity Losses in the networks of OJSS ESC "Khmelnitskoblenergo" approved by the Company's Supervisory Board.

In order to reduce electricity demand especially during peak hours and prevent unscheduled cutoffs the following schedules of electricity supply limitation were introduced:

- schedule of limitation depending on electric circuit;
- schedule of limitation depending on capacity;
- schedule of emergency cutoffs that provides division of all customers into 10 groups of priority;
- schedule of special emergency cutoffs.

The department on control over energy utilization constantly performs supervision over reliability of energy supply, conformity of feeding systems and category of electric devises, correctness of determination of emergency and technological capacity reserve, reserve energy supply sources, electricity and capacity utilization modes, compensation of reactive electricity and so on.

7.2 FINANCIAL ACTIVITY

Financial reports of the Company corresponds to the provisions of the existing legislation regarding national system of accounting based on international standards of accounting. The corresponding legislation consists of the Law of Ukraine as of July 16, 1999 "On Accounting and Financial Reporting in Ukraine", Provisions (Standards) of Accounting.

Accounting records are kept on the basis of the new chart of accounts.

In the balance sheet stock, receivables and payables are recorded at their acquisition cost.

Fixed assets are accounted at the actual cost of their acquisition, delivery, installment, construction and production taking into account reevaluations that took place in compliance with decrees of the Cabinet of Ministers starting from 1992 and were caused by inflation. Reevaluations of the accounting value of the fixed assets were performed in compliance with procedures and indexes not reflecting actual cost of fixed assets.

Capital expenses spent for unfinished repairs and construction are accounted as part of the fixed assets. After those assets is completed they will be accounted as the assets which are subject to depreciation.

Fixed assets are depreciated in compliance with provisions of tax legislation on the basis of their residual value as of the end of the reporting period.

Annual fixed assets depreciation rates are as follows:

- for buildings, erections and transmission facilities - 5%;
- for vehicles - 25%
- for equipment and devices - 15%.

In 2002 new fixed assets were put into operation totaling to 17992 thousand hryvnias including those put into operation via:

- capital construction - 2010 thousand hryvnias;
- purchase - 6420 thousand hryvnias;
- acceptance free of charge - 644 thousand hryvnias;
- rehabilitation – 4957 hryvnias;
- reevaluation - 38 thousand hryvnias;
- elimination of consequences of natural disasters – 3923 thousand hryvnias.

In 2002 fixed assets amounting to 458 thousand hryvnias were put out of operation.

Production fixed assets include electricity distribution lines, transformer substations, administrative and production facilities, vehicles, equipment and devices.

Information on the Issuer Fixed Assets (residual value)

Groups of Fixed Assets	Owned Fixed Assets (thous. hryvnias)		Leased Fixed Assets (thous. hryvnias)		Fixed Assets, total (thous. hryvnias)	
	as of the beg. of the year	as of the end of the year	as of the beg. of the year	as of the end of the year	as of the beg. of the year	as of the end of the year
1. Production Fixed Assets:	158515.0	161994.0			158515.0	161994.0
- buildings and facilities	23969.0	1312555.0			23969.0	1312555.0
- machines and equipment	19598.0	21865.0			19598.0	21865.0
- transport	3377.0	299.0			3377.0	299.0
- others	111571.0	5879.0			111571.0	5879.0
2. Non-Production Fixed Assets:	10655.0	11758.0	261.0	344.0	10916.0	12102.0
- buildings and facilities	10406.0	11630.0	261.0	344.0	10667.0	11974.0
- machines and equipment	17.0	14.0			17.0	14.0
- transport						
- others	232.0	114.0			232.0	114.0
Total	169170.0	173752.0			169431.0	174096.0

Notes: *Composition of fixed assets has changed in comparison with 2001:*
transmission devices which includes electricity transmission networks and which accounts for up to 70 % of production purpose fixed assets are treated as "buildings and facilities"

Information on the Issuer Liabilities

Groups of Liabilities	Date of Origin	Outstanding Debt (000 hryvnias)	Interest (annual rate, %)	Date of Maturity
Bank loans	X	2850.0	X	X
including: short-term loans	28/12/2002	2850.0	22.00	28/02/2003
Securities	X	10.0	X	X
including: issued bonds (per issue):	X		X	X
payable promissory notes (total)	X	10.0	X	X
financial investments in exchange for corporate rights (per item):	X		X	X
Tax Obligations	X	753.0	X	X
Refundable Financial Aid	X		X	X
Other Liabilities	X	166394.0	X	X
Total Liabilities	X	170007.0	X	X

Non-production fixed assets include housing facilities, hostel and kindergarten.

Depreciation term for intangible assets depends on their service life (but can not exceed 10 years).

Long-term investments as purchase of corporate rights of other legal entities amount to 56 thousand hryvnias and includes corporate rights in Ukrenergoreestr JSC and Khmelnitskenergotsukor CJSC and are accounted at their face value (acquisition cost).

Stock includes raw materials and materials, purchased unfinished goods, fuel, spare parts, goods in progress, containers, finished goods, miscellaneous items. The largest part of the stocks is constituted by wires, cables, devises, spare parts, fuel and lubricants. The stock is accounted at acquisition cost that includes expenses incurred to purchase, deliver and process items of the store.

To calculate self-cost of the sold goods the procedure of identification of actually used items is applied.

Finished goods are accounted at their production self-cost.

Assets include inconsiderable amount of promissory notes received which mostly are of presentational nature representing the debtors.

Cash item of the assets includes cash balance on the Company's accounts amounting to 2629 hryvnias.

In 2002 the Company received to its distribution account funds totaling to 257020 thousand hryvnias. In compliance with provisions of funds distribution procedures (algorithm of the wholesale electricity market) the Company obtained to its current account 30 % of those funds.

Receipts from electricity sale are recognized on accretion basis at the time of electricity output.

Other operation incomes include: provision of testing, technical and other services, fees, fines particularly those with reference to reactive energy, discounts on promissory notes.

Other operation expenses are expenses incurred to maintain social infrastructure facilities, depreciation on housing facilities and accepted free of charge assets, aid and social payments tb employees, cost of maintenance of cars.

The Company did not attract investments form external sources.

Composition of the Company's equity is as follows:

- 45,9 % - own capital including 23,3% - ordinary registered shares that form the Company's statutory fund (70% is owned by the State);
- 55,1 % - current liabilities.

Composition of electricity distribution and supply cost is as follows:

75,2 % (166684 thousand hryvnias) – cost of purchased electricity;

24,8 % (55012 thousand hryvnias) – fixed cost.

In 2002 the Company earned profit amounting to 5350 thousand hryvnias, profitability of the Company's operations made up 3,27% that reflected positive trend of expansion of the Company's assets, equity and main activities.

The cost per kWh of electricity fell in comparison with 2001 but negative trends also take place influencing cost formation and are as follows:

- technological electricity losses that still exceed the calculated normative ones partly due to non-metered electricity consumption;
- expenses that the Company has to bare to liquidate consequences of natural disaster that took place in 2000;
- grows of the purchased electricity cost.

Financial indicators shows as follows:

- overall liquidity ratio amounts to 0,74 while its normative value is 1. This ratio indicates the level of current assets available to cover current liabilities;
- acid ratio amounts to 0,69 while its normative value is in the range of 0,6-0,8. This ratio shows to what extent the Company is capable to pay its debts in cash with receivables redemption taken into account;
- financial stability (solvency) ratio - 0,46 while its normative value amounts to 0,5 that indicates that the Company suffers the lack of own capital necessary to cover its liabilities.

Thus, financial condition of the Company can be treated as stable and having positive trend.

7.3.INNOVATION ACTIVITY

Works on construction, restoration, rehabilitation and modernization of electricity distribution networks with voltage of 0,4-110 kV are mainly performed at the expense of the Company's own funds, investment component of the electricity tariffs and funds transferred to liquidate consequences of natural disasters. While performing these works modern and more efficient equipment, materials and networks layout are used.

In addition to restoration works performed for a purpose of increasing reliability of electricity networks and preventing their damage in the future, progressive inventions and technologies are introduced: decreasing of the distance between line's supports, replacing wires from lesser to greater cross-section accompanied by reduction of current's economic density via the network optimization, refinement of wind and glazed frost condition by districts based on the data prepared by Ukrmerezhproyekt Institute. Actual cost of works on reconstruction, modernization, rehabilitation and capital repair amounts to 15 mln hryvnias.

While implementing the Program of Technological Electricity Losses Reduction developed by the Company for 2000-2003 there were reduced technological and commercial electricity losses due to installation of meters with reverse devises, facing of isolated inputs by coaxial cable, installment of the outdoors meters, replacement of transformers and other measures. By introducing these measures the Company saved 2875 thousand kWh. Commercial electricity losses in particular those caused by non-paid electricity consumption were almost completely eliminated in some residential localities.

One of the priorities for the Company is implementation of the Concept of Development of the System of Control Over Electricity Consumption based on the Automatic System of Commercial Metering of Electricity Consumption (ASCMEC) that envisages installation on the regional level of program and technical as well as telecommunication means of electricity consumption metering and provision in the future of reliable, precise and simultaneous metering of electricity in distribution networks of the Company. Economic effect in result of introduction of the ASCMEC includes reduction of technological electricity losses and improvement of the system of control over electricity consumption and payments for electricity.

Research and engineering staff of the Company developed and introduced inventions of state-wide importance for the whole energy sector. Those inventions in particular provide such advantages as prolonged service life of equipment, higher reliability of electricity metering under normal and emergency network operation modes and stability under long-term single-phase partial ground circuits, higher reliability of control of network insulation and includes:

- new metering three-phase transformers with voltage of 6 - 35 kV (HTM-i) of the four types that are designed for utilization in electricity distribution networks with voltage of 6 - 35 kV with insulated neutral;
- metering (sample) transformer of voltage 35/10/0,1 (B3TH 35/10/0,1) designed for metering of the tension of alternating current with frequency of 50 Hz and accuracy rating of 0,1 and within the range of 8-42 kV that are for verification of instrument voltage transformers in electric installments of 10, 35 kV;
- mobile laboratory for verification of prime devices for metering of current, voltage and electricity designed for testing of current transformers with voltage of 0,4-330 kV and instrument voltage transformers of 10 and 35 kV.

With participation of engineering staff of the Company there were developed and are being introduced in lots disconnectors of 10 kV and their process charts that enable systemizing and unification of mounting procedures, provide cost reduction on mounting and operation, growth in safety of operation. They are in great demand in many electricity supplying companies of Ukraine.

In 2002 184 km of electricity distribution lines were rehabilitated, 21 oil switches were replaced with vacuum ones, 3 sets of telemetry equipment were mounted at substations SS 110/35/10 kV "Ivashkivtsi", SS 110/10 kV "Airport", SS 35/10 kV "Novokostianstyniv".

In 2002 there were performed the following capital repairs: of 91 km of aerial electricity distribution lines with voltage of 110 kV, of 87 km of aerial electricity distribution lines with voltage of 35 kV, of 328 km of aerial electricity distribution lines with voltage of 10 kV and of 634 km of aerial electricity distribution lines with voltage of 0,4 kV.

In addition there were performed capital repairs of 164 transformer substations with voltage of 10/0,4 kV, 318 switches with voltage of 10 kV.

8. INVESTMENTS

Inconsiderable financial investments for a purpose of the Company's development were contributed at the expense of the receipts from the Company's business activity. From this financial source there were financed modernization of the systems of electricity metering and DEDNs, automation of the procedures and software required for operation of the systems of electricity consumption metering and reactive energy flows determination.


ХМЕЛЬНИЦЬКОБЛЕНЕРГО

Future investments is supposed to be attracted in the course of implementation of privatization program via commercial tender on sale of the state-owned stake of shares in OJSS ESC "Khmelnitskoblenergo" as well as via receipts from electricity supply obtained at the expense of the investment component in the electricity distribution and supply tariffs.



By the moment Khmelnitskoblenergo has developed comprehensive Investment Program of the Company's development for the 3-year period, implementation of which is supposed to provide:

- capital repair and rehabilitation of electricity distribution networks with voltage of 35-110 kV;
- capital repair of electricity distribution networks with voltage of 0,4-10 kV;
- construction of electricity distribution networks, transformer substations, operation buildings and facilities equipped with modern machinery and materials: transformers that fit optimal system load conditions, and support different modes of electricity networks operation, vacuum and electronic meters with high accuracy and reliability rate, wires and insulation made of new progressive materials, modern software, developed corporate communication network.



9.STRATEGY OF DEVELOPMENT

Main targets of OJSS ESC "Khmelnitskoblenergo" is implementing measures to provide quality electricity supply to the customers, modernization of production facilities, introduction of progressive production technologies, improvement of organization structure, introduction of improved procedures of operation and management by means of attraction of investments particularly via commercial tender on sale of the state-owned stake of shares in the Company.



At present the long-term Program "Reduction of electricity losses in the networks of OJSS ESC "Khmelnitskoblenergo" that has been financed and implemented by the Company since 2001 is of great importance for it. The Program represents the number of measures for the purposes of elimination of the above-normative electricity losses and reduction of financial losses caused by them.



The Program of future development of the Company includes:

- provision of high quality services and their certification for a purpose of determination of their compliance with the international standards ISO – 9002;
- introduction of electronic electricity metering devices, system of control over electricity consumption, digital communication and telemetry systems;
- implementation of measures providing improvement in quality of electricity networks operation, science and technical support of the process of prolongation of operating equipment service life in excess of designed one, introduction of the system for equipment diagnostics and prediction of the term of its remaining service life;
- introduction of organizational and technical measures for reduction of technological electricity losses;
- automation of the systems for settlements for electricity, introduction of the control over electricity supply metering in order to provide full payments for electricity from electricity consumers;
- reconstruction and rehabilitation of electricity networks and replacement of equipment whose service life expired;
- improvement of financial policy and earning profits via diversification of business, optimization of tax payments, control over business procedures and cash flows;
- attraction of investments for development of the Company and attainment of high technical and economic standards of the Company's operation.



10. SOCIAL ISSUES

The Company pays particular attention to provision of social benefits to its employees and development of social infrastructure. Social infrastructure facilities accounted in the Company's records include housing facilities with total area of 37023 m^2, kindergarten for 90 children, canteen for 100 seats, hostel with total area of 2173 m^2 and health and recreation center "Apple Orchard". Social infrastructure maintenance expenses amounted to 1297 thousand hryvnias in 2002.



Regardless disadvantageous economic conditions caused by incomplete and overdue settlements for electricity, lack of free funds, management of the Company found additional funds to purchase health and recreation center "Apple Orchard" located at the distance of 30 km from the city of Khmelnitskiy, on the basis of which there were established health and recreation facilities for 50 seats and summer camp "Little Spring" for recreation of 200 children a season. They include multipurpose facilities providing services that meet international standards, including recreation, hotel and tourist services as well as training services simultaneously with recreation ones.

The staff of the Company, veterans of the energy sector are all the time the subject of concern for the Company's Board. In 2002 the Company spent 1314 thousand hryvnias to provide financial aid to retired and poor employees of the Company, merited workers of the energy sector, financed recreation and relocation of young specialists and pre-recruits. In addition the above mentioned persons were provided with recreation in holiday homes at the expense of the Company.

To retain qualified specialists the Company provides them with housing facilities via alternative procedures of financing.





11. SHAREHOLDER CAPITAL AND SECURITIES

Shareholder capital of OJSS ESC "Khmelnitskoblenergo" amounts to 33637840 hryvnias and divided by 134551360 ordinary registered shares with face value of 0,25 hryvnias per share.

Composition of the shareholder capital is as follows:

- legal entities - 97,58 % including state-owned stake of share amounting to 70%,
- individuals – 2,42 %.

Total number of the shareholders of the Company is 4202 persons and they are mainly individuals – 4159.

OJSS ESC "Khmelnitskoblenergo" issued the following securities:

1. Ordinary registered shares in documentary form with face value of 0,25 hryvnias per share. Total value of the Statutory Fund of the Company amounts to 33638 thousand hryvnias and is composed of 134551360 shares.

In 1997 - 1998 preferential sales of the shares to the Company's employees took place.

During 1999 - 2001 the Company's shares were sold on stock exchange and via certificate auction by the State Property Fund of Ukraine.

The shares of OJSS ESC "Khmelnitskoblenergo" have high liquidity. The best sale quotation according to information of PFTS (Ukrainian Stock OTS Trading System) as of the end of 2002 amounted to 1,10 hryvnias. The shares are constantly in demand in the secondary stock market. In 2002 the Company was included in the rating of the 100 best public joint stock companies of Ukraine (TOP – 100) according to their capitalization.

As result of operations described above 30 % of the shares of the Company's statutory fund are owned by citizens of Ukraine, native and foreign legal entities, 70 % are in the ownership of the State (represented by the SPFU). The body managing state-owned corporate rights is the Ministry of Fuel and Energy of Ukraine.

US Securities and Exchange Commission registered in January 2000 the Program of Issue of American Depositary Receipts of the I-st level (ADR) and concluded Depositary Agreement with the "Bank of New York" on leading the Program of Issue of ADRs.

In 2001 the Company performed survey of the Company's shareholders and provided them with certificates of the shares.

2. In 1997-2000 the Company issued ordinary promissory notes to finance the Company's business operations totaling to 34219 thousand hryvnias that during the following period were completely redeemed.

Before 2000 OJSS ESC "Khmelnitskoblenergo" used promissory notes of the others issuers to cover its indebtedness for purchased materials and equipment that played positive role for the Company when it suffered strong shortage of working assets.

12. INFORMATION FOR SHAREHOKDERS


ХМЕЛЬНИЦЬКОБЛЕНЕРГО

Relations with the Company's shareholders are based on corresponding provisions of existing legislation regarding protection of shareholders' rights and corporate management.

The Company constantly communicates with its shareholders both personally and via mass media as follows :

- provides notices on general meeting of the shareholders;
- publishes the results of finance and business operations;
- pays the dividends according to the decisions made by the general meeting of shareholders;
- provides, together with the Registrar, the documents certifying ownership right of each shareholder for the share of the Statutory Fund (shares);
- provides answers to the requests on dividend payments, transfer of ownership rights,
- arranges general shareholders meeting;
- implements other measures.

General meetings of shareholders are held on the average twice a year (in total beginning from August 1998 shareholders' general meeting were held 8 times). Transfer by the shareholders their authorities to take place in voting at the general meetings to other persons is implemented by execution of proxies in compliance with provisions of the Law of Ukraine "On Business Societies".

The registrar OJSS "Ukrenergoreyestr" has been composing and administering the registrar of the owners of the registered shares of the Company, transfer of ownership rights for the registered shares of the Company since 1996.

Address of the Registrar: 04071, the city of Kyiv, Naberezhno-Lugova Str., 7
tel. (044) 416-83-65, 463-76-89 .

OJSS "Interregional Stock Union" acts as depository for the Company and is a nominee of its shares. It keeps records of depositaries of the most part of the owners of the Company's shares.

Address of the Depositary: 01032, the city of Kyiv, Vetrova Str., 7-b
tel. (044) 238-61-92.

Audit of the Company's finance and business operations is performed by the audit company "Mariya" located in the city of Kamianets-Podilskii.

Its address: 32300, the city of Kamianets-Podilskii, Soborna Str., 4, apt. 418
tel. (03849) 3-95-88.



Ukraine
KAMIANETS-PODILSKIY RESIGNING AUDIT COMPANY
„MARIYA"

32300, the city of Kamianets–Podilskiy,
Soborna Str. 4, off.418,
tel.(038-49) 3-95-88

Identification Number: 23845467
Settlement Account №26002325189001
In Kamianets–Podilskiy Department
of KS CB „Privatbank", Bank Identification
Number 315405

March 26, 2003 # 5-5/03

13. ADIT INFERENCES

AUDIT INFERENCES
on reliability of financial accounts of the open joint-stock society
ESC „Khmelnitskoblenergo"

Audit Inferences on reliability of financial accounts of the open joint-stock society ESC „Khmelnitskoblenergo" Inferences obtained by independent audit company „Mariya" (enrolled into the Registrar of Institutions performing Audit Activity under # 872) after audit of financial accounts from January 1 to December 31, 2002.

To the State Commission on securities and Stock Market

Independent audit company "Mariya" which is located in the city of Kamianets-Podilskii and performs its operations according to the certificate # 002514 issued by the Audit Chamber of Ukraine on July 11, 1995 executed the audit of reliability of the financial reports of OJSS ESC as of December 31, 2001. The audit was executed in compliance with provisions of the Contract # 5/2003 as of February 26, 2003.

Audit company "Mariya" audited transactions of the Company that took place from January 1, 2002 to December 31, 2002. Responsibility for completeness and reliability of financial reports and other documents submitted for the audit bears the Head of the Board and Chief Accountant of the OJSS. Our responsibility is preparation of the inferences with regard to the submitted financial reports based on the executed audit .

Our responsibility is provision of inferences with regard to the submitted financial reports based on the results of the executed audit via research by means of verification of the proofs on substantiation of the values and information disclosed in the financial reports, and assessment of correspondence of the applied accounting principals with the national standards of accounting.

Audit:

-is scheduled and prepared with proper confidence that financial reports do not bear serious errors, the value of relevance (possible discrepancies in accounting information) amounts to 0,01% of balance value;

-is executed according to the national audit normatives, the Law of Ukraine "On Audit Activity", the Law of Ukraine "On Business Societies", the Law of Ukraine "On State Regulation of the Stock Market in Ukraine", "Requirements Regarding Audit Inferences", approved by the Decree of the State Commission on Securities and Stock Market as of January 25, 2001 entirely in compliance with requirements of existing legislation of Ukraine, normatives and standards on accounting in compliance with provisions of the Law "On Accounting and Financial Reports";

- is directed at obtaining reasonable confirmations of the fact that financial reports lack considerable errors.

After verification of the content of the balance sheet of OJSS ESC "Khmelnitskoblenergo" as of December 31, 2002 it was determined that values contained in them are interrelated and identical, correspond to the data contained in accounting records and to provisions of the Law "On Accounting and Financial Reports".

Auditor M. Golovata

Certificate of the Auditor series A # 002901, issued as of May 11, 1995

14. FINANCIAL ACCOUNTS

Balance Sheet of OJSS ESC "Khmelnitskoblenergo" as of December 31, 2002

ASSETS	Item Code	As of the beginning of the year	As of the end of the year
1	2	3	4
I. Non-Current Assets			
Intangible assets:			
residual value	010	2053.0	2955.0
acquisition cost	011	2222.0	3218.0
accrued depreciation	012	(169.0)	(263.0)
Construction in Progress	020	6915.0	11001.0
Fixed assets:			
residual value	030	169431.0	174096.0
acquisition cost	031	369202.0	385564.0
accrued depreciation	032	(199771.0)	(211468.0)
Long-term financial investments in exchange for corporate rights in other legal entities	040		
Other financial investments	045	56.0	56.0
Long-term receivables	050		
Deferred tax assets	060		112
Other non-current assets	070		
Goodwill in case of consolidation	075		
Total on Section I	080	178455.0	188220.0
II. Current assets			
Inventory:			
production stock	100	8916.0	8916.0
livestock	110	5.0	5.0
work-in-progress	120		
finished goods	130	227.0	175.0
Goods	140	304.0	476.0
Notes receivable	150	1453.0	491.0
Accounts receivable for goods, works, services:			
net selling price	160	86268.0	95451.0
acquisition cost	161	86268.0	95451.0
provision for doubtful debts	162	( )	( )
Accounts receivable on settlements:			
with the budget	170	1004.0	486.0
prepayments	180	1147.0	720.0
income charged	190		
transactions within the company	200		
Other current receivables	210	4233.0	3164.0
Current financial investments	220		
Cash and cash equivalents:			
in national currency	230	2420.0	2629.0
in foreign currency	240		
Other current assets	250	14584.0	14140.0
Total on Section II	260	120561.0	125961.0
III. Prepaid Expenses	270	184.0	75.0
Balance	280	299200.0	314256.0

Liabilities	Item Code	As of the beginning of the year	As of the end of the year
1	2	3	4
I. Equity			
Common stock	300	33638.0	33638.0
Joint capital	310		
Additional paid-up capital	320		
Other additional capital	330	128597.0	128487.0
Reserve capital	340	268.0	268.0
Retained earnings (irrecoverable loss)	350	-23494.0	-18144.0
Unpaid capital	360	( )	( )
Withdrawn capital	370	( )	( )
Accumulated exchange rate margin	375		
Total on Section I	380	139009.0	144249.0
Minority's Share	385		
1	2	3	4
II. Provision for future expenses and payments			
Provision for payments to employees	400		
Other provisions	410		
	415		
	416		
Target financing	420		
Total on Section II	430		
1	2	3	4
III. Long-term liabilities			
Long-term bank loans	440		
Long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470		
Total on Section III	480		
IV. Current liabilities			
Short-term bank loans	500	500.0	2850.0
Current indebtedness on long-term liabilities	510		
Notes payable	520	112.0	10.0
Payables for goods, works, services	530	144716.0	158027.0
Current liabilities on settlements:			
advances received	540	5573.0	3865.0
with the budget	550	1395.0	753.0
with non-budget funds	560		
insurance	570	587.0	758.0
payments to employees	580	1691.0	1637.0
with owners	590	22.0	22.0
transactions within the company	600		
Other current liabilities	610	5595.0	2085.0
Total on Section IV	620	160191.0	170007.0
V. Deferred income	630		
Balance	640	299200.0	314256.0

Income Statement of OJSS ESC "Khmelnitskoblenergo" for the Year 2002

I. Financial Performance

Items	Item Code	2002	2001
1	2	3	4
Revenue from sale of products (goods, works, services)	010	274824.0	264634.0
Value added tax	015	(45880.0)	(44370.0)
Excise duty	020	( )	( )
	025	( )	( )
Other deductions from sale revenue	030	( )	( )
Net income from sale of products (goods, works, services)	035	228944.0	220264.0
Cost of sold products (goods, works, services)	040	(217424.0)	(240752.0)
Gross			
Profit	050	11520.0	
Loss	055	( )	(20488.0)
Other operating revenues	060	11933.0	9702.0
Administrative expenses	070	(4272.0)	(3475.0)
Sale expenses	080	( )	( )
Other operating expenses	090	(12804.0)	(11800.0)
Financial performance in the course operating activities			
Profit	100	6377.0	
Loss	105	( )	(26061.0)
Return on equity received	110		
Other financial revenues	120		
Other revenues	130	1143.0	1331.0
Financial expenses	140	(194.0)	(30.0)
Return on equity paid	150	( )	( )
Other expenses	160	(437.0)	(190.0)
Financial performance in the course of ordinary activity before taxation			
Profit	170	6889.0	
Loss	175	( )	(24950.0)
Tax on profit from ordinary activities	180		
Income Tax From Ordinary Activity Earned	185	112.0	
Financial performance in the course of ordinary activity:			
Profit	190	7001.0	
Loss	195	()	(24950.0)
Extraordinary			
Revenues	200		2254.0
Expenses	205	(1651.0)	(273.0)
Tax on extraordinary profit	210		
Minority's share	215		
Net			
Profit	220	5350.0	
Loss	225	( )	(22969.0)

II. Elements of Operating Expenses

Items	Item Code	2002	2001
1	2	3	4
Material costs	230	9767.0	7325.0
Wages and salaries	240	24931.0	21412.0
Social expenses	250	8849.0	8030.0
Depreciation	260	13001.0	13071.0
Other operating expenses	270	11216.0	3032.0
Total	280	67764.0	52870.0

III. Calculations

Items	Item Code	2002	2001
1	2	3	4
Average annual number of ordinary shares	300	134551360	134551360
Adjusted average annual number of ordinary shares	310	134551360	134551360
Net earnings per share (hryvnias)	320	0.04	
Adjusted net earnings per share (hryvnias)	330	0.04	
Dividends per ordinary share	340		

Cash Flow Statement of OJSS ESC "Khmelnitskoblenergo" for the Year 2002

Items	Item Code	2002		2001	
		Inflows	Outflows	Inflows	Outflows
1	2	3	4	5	6
I. Cash Flow from Operating Activity					
Ordinary Income (Losses) before Depreciation and Taxation	010	6889.0			24950.0
Adjusting of Income (Losses): fixed assets' depreciation	020	13001.0	X	13071.0	X
increase (decrease) in collateral					
losses (profits) from exchange rates fluctuations	040				
losses (profits) from other activities	050		706.0		1141.0
Interest	060	194.0	X	30.0	X
Profits (Losses) from Operating Activity before Change in Net Current Assets	070	19378.0			12990.0
Decrease (increase): in current assets	080		5191.0		8201.0
in pre-paid expenses	090	109			
Increase (decrease): in current liabilities	100	6171.0		44876.0	
in pre-paid earnings	110				
Cash inflow form operating activities	120	20467.0		23532.0	
Paid: interest	130	X	194.0	X	30.0
profit taxes	140	X		X	1168.0
Net Cash Flow before Emergency Events	150	20273.0		22334.0	
Cash Flow from Emergency Events	160				
Net Cash Flow from Operating Activity	170	20273.0		22334.0	

1	2	3	4	5	6
II. Cash Flow					
from Investment Activity					
Sales of:					
financial investments	180		X		X
property	190	16.0	X	120.0	X
plants	200		X		X
Earned:					
interest	210		X		X
dividends	220		X		X
Other Earnings	230		X		X
Purchase of:					
financial investments	240	X		X	
property	250	X	22430.0	X	23361.0
plants	260	X		X	
Other Expenses and Earnings	270	X		X	
Net Cash Flow before Emergency Events	280		22414.0		23241.0
Cash Flow from Emergency Events	290				
Net Cash Flow from Investment Activity	300		22414.0		23241.0
III. Cash Flow					
from Financial Activity					
Own Capital Contributions	310		X		X
Loans Accepted	320	19465.0	X	2349.0	X
Other Earnings	330		X		X
Loan Redemption	340	X	17115.0	X	1849.0
Dividends Paid	350	X		X	5.0
Other Expenses	360	X		X	
Net Cash Flow before Emergency Events	370	2350.0		495.0	
Cash Flow from Emergency Events	380				
Net Cash Flow from Financial Activity	390	2350.0		495.0	
Net Cash Flow	400	209.0			412.0
Cash Balance as of the beginning of the year	410	2420.0	X	2832.0	X
Influence of Exchange Rates Fluctuations upon Cash Balance	420				
Cash as of the end of the year	430	2629.0	X	2420.0	X

Equity Flow Statement of OJSS ESC "Khmelnitskoblenergo" for the Year 2002

Items	Item Codes	Common Stock	Join Capital	Additional Contributed Capital	Other Additional Capital	Reserve Capital	Retained Profit	Unpaid Capital	With-drawn Capital	Total
1	2	3	4	5	6	7	8	9	10	11
Equity Balance as of the beginning of the year	010	33638.0			128597.0	268.0	-22861.0			139642.0
Adjustments:										
Change in Accounting Policy	020									
Correction of Mistakes	030									
Other Changes	040						-633.0			-633.0
Adjusted Equity Balance as of the beginning of the year	050	33638.0			128597.0	268.0	-23494.0			139009.0
Re-Evaluation of Assets:										
Increase in Fixed Assets' Cost	060				38.0					38.0
Decrease in Fixed Assets' Cost	070									
Increase in Construction-in-Progress's Cost	080									
Decrease in Construction-in-Progress's Cost	090									
Increase in Intangible Assets' Cost	100									
Decrease in Intangible Assets' Cost	110									
	120									
Net Profit (Loss) incurred during accounting period	130						5350.0			5350.0
Profit Distribution: Paid to Owners (dividends)	140									
Distributed to Add in Equity	150									
Distributed to Reserve Fund	160									
	170									
Contributions by the Owners: To Add in Equity	180									
Redemption of indebtedness on Equity Contributions	190									
	200									
Equity Withdrawals: Purchase of Shares	210									
Re-Sale of Purchased Shares	220									
Withdrawal of Purchased Shares	230									
Withdrawal of Equity	240									
Decrease in Share Face Value	250									
Other Changes in Equity: Charge-off of Uncovered Losses	260									
Assets Acquired Free of Charge	270				644.0					644.0
	280				-792.0					-792.0
Total Changes in Equity	290				-110.0		5350.0			5240.0
Equity Balance as of the end of the year	300	33638.0			128487.0	268.0	-18144.0			144249.0

Balance Sheet of OJSS ESC "Khmelnitskoblenergo" as of December 31, 2001

ASSETS	Item Code	As of the beginning of the year	As of the end of the year
1	2	3	4
I. Non-Current Assets			
Intangible assets:			
residual value	010	2014.0	2053.0
acquisition cost	011	2177.0	2222.0
accrued depreciation	012	(163.0)	(169.0)
Construction in Progress	020	6828.0	6915.0
Fixed assets:			
residual value	030	157398.0	169431.0
acquisition cost	031	343820.0	369202.0
accrued depreciation	032	(186422.0)	(199771.0)
Long-term financial investments in exchange for corporate rights in other legal entities	040		
Other financial investments	045	56.0	56.0
Long-term receivables	050		
Deferred tax assets	060		
Other non-current assets	070		
Goodwill in case of consolidation	075		
Total on Section I	080	166296.0	178455.0
II. Current assets			
Inventory:			
production stock	100	8970.0	8916.0
livestock	110	9.0	5.0
work-in-progress	120		
finished goods	130	303.0	227.0
Goods	140	382.0	304.0
Notes receivable	150	4662.0	1453.0
Accounts receivable for goods, works, services:			
net selling price	160	70938.0	88003.0
acquisition cost	161	70938.0	88003.0
provision for doubtful debts	162	( )	( )
Accounts receivable on settlements:			
with the budget	170	1060.0	1004.0
prepayments	180	3061.0	1147.0
income charged	190		
transactions within the company	200		
Other current receivables	210	798.0	2498.0
Current financial investments	220		
Cash and cash equivalents:			
in national currency	230	2832.0	2420.0
in foreign currency	240		
Other current assets	250	16183.0	14584.0
Total on Section II	260	109198.0	120561.0
III. Prepaid Expenses	270	31.0	184.0
Balance	280	275525.0	299200.0

Liabilities	Item Code	As of the beginning of the year	As of the end of the year
1	2	3	4
I. Equity			
Common stock	300	33638.0	33638.0
Joint capital	310		
Additional paid-up capital	320		
Other additional capital	330	127324.0	128597.0
Reserve capital	340	268.0	268.0
Retained earnings (irrecoverable loss)	350	108.0	-22861.0
Unpaid capital	360	( )	( )
Withdrawn capital	370	( )	( )
Accumulated exchange rate margin	375		
Total on Section I	380	161338.0	139642.0
Minority's Share	385		
1	2	3	4
II. Provision for future expenses and payments			
Provision for payments to employees	400		
Other provisions	410		
	415		
	416		
Target financing	420		
Total on Section II	430		
1	2	3	4
III. Long-term liabilities			
Long-term bank loans	440		
Long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470		
Total on Section III	480		
IV. Current liabilities			
Short-term bank loans	500		500.0
Current indebtedness on long-term liabilities	510		
Notes payable	520	2961.0	112.0
Payables for goods, works, services	530	91504.0	144716.0
Current liabilities on settlements:			
advances received	540	9805.0	5573.0
with the budget	550	1568.0	762.0
with non-budget funds	560	43.0	
insurance	570	594.0	587.0
payments to employees	580	1486.0	1691.0
with owners	590	27.0	22.0
transactions within the company	600		
Other current liabilities	610	6199.0	5595.0
Total on Section IV	620	114187.0	159558.0
V. Deferred income	630		
Balance	640	275525.0	299200.0

Income Statement of OJSS ESC "Khmelnitskoblenergo" for the Year 2001

I. Financial Performance

Items	Item Code	2001	2000
1	2	3	4
Revenue from sale of products (goods, works, services)	010	264634.0	232639.0
Value added tax	015	(44370.0)	(33750.0)
Excise duty	020	( )	( )
	025	( )	( )
Other deductions from sale revenue	030	( )	( )
Net income from sale of products (goods, works, services)	035	220264.0	198889.0
Cost of sold products (goods, works, services)	040	(240752.0)	(191099.0)
Gross			
Profit	050		7790.0
Loss	055	(20488.0)	( )
Other operating revenues	060	9702.0	13331.0
Administrative expenses	070	(3475.0)	(3011.0)
Sale expenses	080	( )	( )
Other operating expenses	090	(11800.0)	(15868.0)
Financial performance in the course operating activities			
Profit	100		2242.0
Loss	105	(26061.0)	( )
Return on equity received	110		
Other financial revenues	120		3.0
Other revenues	130	1331.0	807.0
Financial expenses	140	(30.0)	( )
Return on equity paid	150	( )	( )
Other expenses	160	(190.0)	(340.0)
Financial performance in the course of ordinary activity before taxation			
Profit	170		2712.0
Loss	175	(24950.0)	( )
Tax on profit from ordinary activities	180		4407.0
Financial performance in the course of ordinary activity:			
Profit	190		
Loss	195	(24950.0)	(1695.0)
Extraordinary			
Revenues	200	2254.0	1608.0
Expenses	205	(273.0)	(2420.0)
Tax on extraordinary profit	210		
Minority's share	215		
Net			
Profit	220		
Loss	225	(22969.0)	(2507.0)

II. Elements of Operating Expenses

Items	Item Code	2001	2000
1	2	3	4
Material costs	230	7325.0	7899.0
Wages and salaries	240	21412.0	15797.0
Social expenses	250	8030.0	5701.0
Depreciation	260	13071.0	10091.0
Other operating expenses	270	3032.0	3824.0
Total	280	52870.0	43312.0

III. Calculations

Items	Item Code	2001	2000
1	2	3	4
Average annual number of ordinary shares	300	134551360	134551360
Adjusted average annual number of ordinary shares	310	134551360	134551360
Net earnings per share (hryvnias)	320		
Adjusted net earnings per share (hryvnias)	330		
Dividends per ordinary share	340		

Cash Flow Statement of OJSS ESC "Khmelnitskoblenergo" for the Year 2001

Items	Item Code	2001		2000	
		Inflows	Outflows	Inflows	Outflows
1	2	3	4	5	6
I. Cash Flow from Operating Activity					
Ordinary Income (Losses) before Depreciation and Taxation	010		24950.0	2712.0	
Adjusting of Income (Losses): fixed assets' depreciation	020	13071.0	X	10091.0	X
increase (decrease) in collateral	030				
losses (profits) from exchange rates fluctuations	040				
losses (profits) from other activities	050		1141.0		470.0
Interest	060	30.0	X		X
Profits (Losses) from Operating Activity before Change in Net Current Assets	070		12990.0	12333.0	
Decrease (increase): in current assets	080		8201.0		21763.0
in pre-paid expenses	090		153.0		15.0
Increase (decrease): in current liabilities	100	44876.0		19261.0	
in pre-paid earnings	110				
Cash inflow form operating activities	120	23532.0		9816.0	
Paid: interest	130	X	30.0	X	
profit taxes	140	X	1168.0	X	3802.0
Net Cash Flow before Emergency Events	150	22334.0		6014.0	
Cash Flow from Emergency Events	160				
Net Cash Flow from Operating Activity	170	22334.0		6014.0	

1	2	3	4	5	6
II. Cash Flow					
from Investment Activity					
Sales of:					
financial investments	180		X		X
property	190	120.0	X	21.0	X
plants	200		X		X
Earned:					
interest	210		X		X
dividends	220		X		X
Other Earnings	230		X	113.0	X
Purchase of:					
financial investments	240	X		X	
property	250	X	23361.0	X	2610.0
plants	260	X		X	
Other Expenses and Earnings	270	X		X	
Net Cash Flow before Emergency Events	280		23241.0		2476.0
Cash Flow from Emergency Events	290			1608.0	2420.0
Net Cash Flow from Investment Activity	300		23241.0		3288.0
III. Cash Flow					
from Financial Activity					
Own Capital Contributions	310		X		X
Loans Accepted	320	2349.0	X		X
Other Earnings	330		X		X
Loan Redemption	340	X	1849.0	X	
Dividends Paid	350	X	5.0	X	290.0
Other Expenses	360	X		X	
Net Cash Flow before Emergency Events	370	495.0			290.0
Cash Flow from Emergency Events	380				
Net Cash Flow from Financial Activity	390	495.0			290.0
Net Cash Flow	400		412.0	2436.0	
Cash Balance as of the beginning of the year	410	2832.0	X	396.0	X
Influence of Exchange Rates Fluctuations					
upon Cash Balance	420				
Cash as of the end of the year	430	2420.0	X	2832.0	X

Equity Flow Statement of OJSS ESC "Khmelnitskoblenergo" for the Year 2001

Items	Item Codes	Common Stock	Join Capital	Additional Contributed Capital	Other Additional Capital	Reserve Capital	Retained Profit	Unpaid Capital	Withdrawn Capital	Total
1	2	3	4	5	6	7	8	9	10	11
Equity Balance as of the beginning of the year	010	33638.0			127324.0	268.0	108.0			161338.0
Adjustments:										
Change in Accounting Policy	020									
Correction of Mistakes	030									
Other Changes	040									
Adjusted Equity Balance as of the beginning of the year	050	33638.0			127324.0	268.0	108.0			161338.0
Re-Evaluation of Assets:										
Increase in Fixed Assets' Cost	060				1701.0					1701.0
Decrease in Fixed Assets' Cost	070									
Increase in Construction-in-Progress's Cost	080									
Decrease in Construction-in-Progress's Cost	090									
Increase in Intangible Assets' Cost	100									
Decrease in Intangible Assets' Cost	110									
	120									
Net Profit (Loss) incurred during accounting period	130						-22969.0			-22969.0
Profit Distribution: Paid to Owners (dividends)	140									
Distributed to Add in Equity	150									
Distributed to Reserve Fund	160									
	170									
Contributions by the Owners: To Add in Equity	180									
Redemption of indebtedness on Equity Contributions	190									
	200									
Equity Withdrawals: Purchase of Shares	210									
Re-Sale of Purchased Shares	220									
Withdrawal of Purchased Shares	230									
Withdrawal of Equity	240									
Decrease in Share Face Value	250									
Other Changes in Equity: Charge-off of Uncovered Losses	260									
Assets Acquired Free of Charge	270				271.0					271.0
	280				-699.0					-699.0
Total Changes in Equity	290				1273.0		-22969.0			-21696.0
Equity Balance as of the end of the year	300	33638.0			128597.0	268.0	-22861.0			139642.0

Notes: *item 280 includes depreciation charged on housing facilities and fixed assets received free of charge amounting to 699 thous. hryvnias*









